Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: June 11, 2008

FRONTIER PACIFIC MINING CORPORATION

Suite 875, 555 Burrard St., Bentall Two Centre
Vancouver, British Columbia
Tel: 1 (604) 717-6488
Fax: 1 (604) 717-6427
Email: info@frontierpacific.com
Website: http://www.frontierpacific.com

June 10, 2008

Re:	Hostile Bid from Eldorado Gold Corporation

Dear Fellow Frontier Pacific Shareholders:

On June 5, 2008, Eldorado Gold Corporation (“Eldorado”) mailed to you a letter from Paul Wright, President and Chief Executive Officer of Eldorado, and a Notice of Change in Information regarding Eldorado’s hostile offer to purchase all of the outstanding common shares of Frontier Pacific (“Eldorado Offer”).

The Special Committee of your Board of Directors has reviewed Mr. Wright’s letter and the Notice of Change in Information. We will respond in this letter to the points Mr. Wright raised.

Our fundamental view of value remains unchanged. Frontier Pacific, and the Perama Hill Project in particular, is worth more than Eldorado is currently offering to pay for it. Mr. Wright is confident that the Perama Hill Project will ultimately be permitted or else he wouldn’t have spent the last two years trying so hard to acquire it.

The Frontier Pacific management team has increased the value of your company materially over the past several years. The initial $15 million acquisition cost of Perama Hill in 2004 has now become worth approximately $180 million, based on the current value of Eldorado’s Offer.

Your Board of Directors believes it is worth the effort to continue to build the value in Perama Hill, or to sell the Project or your company to a party that is willing to pay fair value for it. Although Eldorado is a logical buyer, it has so far refused to pay what your Board believes is fair value.

We now wish to respond to the material matters raised in Mr. Wright’s letter of June 5, 2008.

Status of Greek Litigation

Although Eldorado implies that evidence of this litigation is a new discovery, the pending judicial cases referenced in Eldorado’s letter are not new information. These two petitions have been ongoing since 2000 and are part of the public record. A decision could be rendered at any time, and could be negative, but the Company is prepared to move forward regardless of the outcome.

Eldorado has also implied that the permitting process will be set back eight years in the event that the Conseil d’Etat (“CdE”) accepts the petitions. This is not so. If the petitions are successful, the permitting process will have to restart, but under different laws and utilizing much of the studies and information that has already been prepared and submitted as part of the current approval process. For example, current regulations no longer require “site pre-approval” for a mine, the basis of these petitions in the first place. In addition, approval for mine infrastructure has been replaced by a simplified procedure called “Preliminary Environmental Evaluation and Assessment”, which will be supported by an environmental impact study

(“EIS”). The Company will be able to utilize its existing EIS, as updated if necessary to take into consideration the decision of the CdE.

In the event that the petitions are dismissed, the permitting process is expected to follow in due course. The file submitted to the Ministry of Environment, Planning and Public Works is complete and, based on responses to questions on the matter raised in the Greek Parliament, appears to be in the final stage of signing by the Ministers.

We have been having an ongoing dialogue with representatives of the petitioners regarding their concerns in respect of the Project, local benefits that will flow from the Project and our commitment to the area. Once their concerns are addressed they will have no further need for the petition. If the petitions are withdrawn, or if the new permits are never challenged and appealed, the CdE stops having a decisive role in the case.

Frontier Pacific Employment Agreements

It is true that one day after receiving the unsolicited “bear hug” letter from Eldorado, the compensation committee of the Board of Directors, and the independent members of the Board of Directors, approved employment agreements for five senior executives of Frontier Pacific. These agreements provide for payment of termination benefits upon a change of control of Frontier Pacific. All of this was clearly stated in the Frontier Pacific directors’ circular. It was also clearly stated in the directors’ circular that these contracts had been the subject of consideration by the compensation committee for some time. In fact, they had been in the course of review by the committee for at least three months prior to Eldorado’s hostile approach.

The agreements were implemented with a proper purpose of insuring that the Frontier Pacific management team could act in the best interest of shareholders without concern for their own position if control of Frontier Pacific changes as a result of the Eldorado Offer.

Change of control provisions are common in executive employment agreements. For example, we note that Mr. Wright has such a provision in his own employment agreement, although unlike Mr. Tegart’s contract which pays two times his 2007 salary and bonus of $120,000, aggregating $240,000, Mr. Wright’s change of control provision would pay three times his 2007 salary and bonus of $844,688, aggregating $2,534,064.

The employment contracts for Frontier Pacific executives were the subject of consideration by the compensation committee well prior to the Eldorado Offer and are entirely reasonable and customary by their terms.

Frontier Pacific’s Shareholder Rights Plan

The Rights Plan has been implemented with the view of giving shareholders the opportunity to reject the Plan if they wish. The intention is not to disenfranchise any shareholders.

The purpose of the Rights Plan is to provide the Board of Directors and Frontier Pacific shareholders with sufficient time to properly consider any take-over bid made for Frontier Pacific and to allow enough time for competing bids and alternative proposals to emerge. The Rights Plan also seeks to ensure that all Frontier Pacific Shareholders are treated fairly in any transaction involving a change in control of Frontier Pacific and have an equal opportunity to participate in the benefits of a take-over bid.

Mr. Wright states in his letter that Frontier Pacific doesn’t need a rights plan because its management will have had 60 days from the date of Eldorado’s hostile “bear hug” letter and nearly two years since Eldorado first approached Frontier Pacific in which to find an alternative bidder. Eldorado believes that 60 days is sufficient for Frontier Pacific to engage other interested parties, to take them to Greece to visit the site and to meet Greek officials, and to conduct necessary due diligence, yet Eldorado has undertaken at least eight months of intensive due diligence to prepare for its hostile bid.

And for Mr. Wright to suggest that Frontier Pacific has had two years to solicit an alternative transaction is, at best, ironic in light of the current situation. The Board of Directors of Frontier Pacific did not seek an alternative transaction during the past two years because it didn’t want one. The Board is now looking for an alternative transaction only because it has been forced upon us by the Eldorado Offer. Our preference would have been to sell the Company or the Perama Hill project only after the issues with the local community had been satisfactorily resolved, the ETR had been issued and the full and fair value of the Company could be realized. Mr. Wright’s actions have pre-empted that strategy, forcing your Board to take defensive measures, such as implementing the rights plan, to protect your interests.

Frontier Pacific’s Approach to Value Contribution

Nothing in Eldorado’s response letter rebuts Frontier Pacific’s assertion that the Eldorado Offer significantly undervalues Frontier Pacific on the basis that Frontier Pacific will contribute to a combined Frontier Pacific/Eldorado 23% of average annual gold production; 18% of cash and short term investments; and 15% of gold resources, in exchange for less than 6% of the combined equity.

Contrary to Eldorado’s assertion, this does not assume that Frontier Pacific is a current producer of gold. It simply assumes that Perama Hill will get permitted and will produce gold, an assumption with which Eldorado must agree or it wouldn’t be trying so hard to acquire Frontier Pacific.

We reiterate: if Perama Hill is acquired by Eldorado, is permitted and is in production, based on Eldorado’s average life of mine production of 445,100 ounces, the estimated annual average life of mine production from Perama Hill of 136,000 ounces would represent approximately 23% of the combined company’s production.

The cash and short term investment analysis is even more simple to quantify: Frontier Pacific had cash and short term investments of $17.9 million as of December 31, 2007. Eldorado had cash and short term investments of $79.9 million as of March 31, 2008. Leaving aside the three month time difference, which is not material in the context, Frontier Pacific’s cash and short term investments would represent approximately 18% of the cash and short term investments of the combined Frontier Pacific/Eldorado.

Eldorado has tried to confuse the simple issue of Frontier Pacific’s contribution to the resources of a combined Eldorado/Frontier Pacific. Frontier Pacific has measured and indicated mineral resources, as defined by the Canadian Institute of Mining, Metallurgy and Petroleum, of 1.36 million attributable ounces, of which 90% are expected to be recovered. Eldorado has 10.29 million ounces of mineral resources, which includes, as Eldorado notes, 7.66 million ounces of mineral reserves. Of Eldorado’s 10.29 million attributable ounces of resources, slightly less than 70% on average are expected to be recovered.

Accordingly, Frontier Pacific’s mineral resources represent approximately 15% of the recoverable resources, including reserves, of the combined Eldorado/Frontier Pacific.

Frontier Pacific shareholders are receiving substantially less than they are contributing regardless of the metric used. The upside of Perama Hill will be lost to Frontier Pacific shareholders within the combined Eldorado/Frontier Pacific.

Frontier Pacific’s Publically Stated Expectations Regarding Permitting Approval

Of all the issues raised by Eldorado, Frontier Pacific’s public statements regarding the expected timing for the issuance of the permits for the Perama Hill Project are the most difficult to rebut. Each statement was made honestly and in good faith, and was based upon the best information available at the time but, unfortunately, delays are a practical reality when dealing with such a complex social, legal and political process.

Ultimately, however, the most important issue is which party is best able to get this project permitted. We believe that the years Frontier Pacific has spent carefully planning and fostering community relations and working closely with local, regional and national church and political leaders to satisfy their concerns regarding the project point to Frontier Pacific being that party. We have established trust and personal accountability in the local community that cannot simply be assumed by another buyer that it unsupported by us. Notwithstanding its claims, we believe that it will take Eldorado longer to obtain the necessary permits for Perama Hill on its own than it will for Frontier Pacific, either alone or together with a partner that it supports.

Perama Hill Capital and Operating Cost Estimates

As discussed in our Directors’ Circular, Frontier Pacific has engaged independent consultants to begin the detailed engineering and completion of the bankable feasibility study for the Perama Hill Project. These engineering companies have provided the following capital and operating cost estimates.

On February 2nd, 2008, Aker Solutions E&C (“Aker Solutions”), our consultants who are preparing the Bankable Feasibility Study for Perama Hill, provided an interim Capital Cost Estimate of US$100,300,531.

On May 20th, 2008, interim Operating Costs were included in a report by Scott Wilson Mining Roscoe Postle Associates Inc. (“Scott Wilson RPA”). The data used to assemble these costs were provided by Aker Solutions (Processing Costs and G & A) and Scott Wilson RPA (Mining Costs). The Operating Costs were as follows:

Mining Cost	$/tonne mined	$3.12
Processing Cost	$/tonne processed	$13.10
G & A Cost	$/tonne processed	$4.54
Total Operating Cost		$20.76

These estimates have been prepared by independent industry professionals with full access to information regarding the Perama Hill Project. We have no reason to doubt their conclusions.

Intention of the Board of Directors

We, like you, are owners of Frontier Pacific. The Board of Directors and management team own a total of approximately 18.4% of the outstanding common shares of Frontier Pacific. We do not intend to tender our shares to the Eldorado Offer. We have also been informed by other long time shareholders of Frontier Pacific (not “arbitrage and ‘fast money’ funds” as Eldorado alleges) who hold an additional 20.9% of the outstanding shares of Frontier Pacific, that they also do not intend to tender to the Eldorado Offer.

You should be aware that if more than 33% of the outstanding common shares of Frontier Pacific are not tendered to the Eldorado Offer that Eldorado has the right under the terms of its bid not to take up any shares that are tendered. If that occurs, of if for any other reason Eldorado validly elects not to take up shares tendered under the Eldorado Offer, the market price of Frontier Pacific shares could decrease, perhaps materially.

We will continue our discussions with parties that are interested in pursuing an alternative transaction and we remain prepared to engage in discussions with Eldorado regarding a consensual transaction at what we consider to be a fair price.

We will inform shareholders promptly of any further developments or recommendations from your board of directors and the special committee. In the meantime, if you have questions please contact those persons listed below. Thank you.

Yours truly,

“Victor H. Bradley”

Chair, Special Committee of the Board of Directors

“Peter F. Tegart”

Chief Executive Officer

THOMAS WEISEL PARTNERS

Attention: John Jentz

70 York St., 10th Floor

Toronto, ON M5J 1S9

Direct +1.416.815.1549

Fax +1.416.815.1808

Email iijjentz@tweisel.com

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